UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _______

Commission file number 333-136463, 333-174883

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Airgas, Inc. Deferred Compensation Plan II

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Airgas, Inc.
259 North Radnor-Chester Road
Suite 100
Radnor, PA 19087-5283

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II

ANNUAL REPORT ON FORM 11-K

December 31, 2011

Report of Independent Registered Public Accounting Firm

The Governance and Compensation Committee of the
Airgas, Inc. Board of Directors:
We have audited the accompanying statements of financial position of the Airgas, Inc. Deferred Compensation Plan II (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in plan equity for each of the years in the three-year period ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2011 and 2010, and the changes in plan equity for each of the years in the three-year period ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP

Philadelphia, Pennsylvania
March 30, 2012

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II

STATEMENTS OF FINANCIAL POSITION

	December 31, 2011	December 31, 2010
ASSETS
Receivable from Airgas, Inc.	$8,160,232	$6,288,153
PLAN EQUITY
Plan Equity	$8,160,232	$6,288,153

The accompanying notes are an integral part of these financial statements.

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II

STATEMENTS OF CHANGES IN PLAN EQUITY

	Year Ended	Year Ended	Year Ended
	December 31, 2011	December 31, 2010	December 31, 2009
Increases (decreases) in plan equity attributed to:
Investment income (loss) from notional investments:
Net appreciation (depreciation) in fair value of investments	$(66,317)	$668,049	$760,049
Dividends and realized gains	205,262	169,045	48,802
Net investment income	138,945	837,094	808,851
Participant contributions to notional investments	2,210,938	721,636	1,349,330
Participant distributions from notional investments	(477,804)	(162,136)	(111,740)
Net increase in plan equity	1,872,079	1,396,594	2,046,441
Plan equity at beginning of period	6,288,153	4,891,559	2,845,118
Plan equity at end of period	$8,160,232	$6,288,153	$4,891,559

The accompanying notes are an integral part of these financial statements.

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II

NOTES TO FINANCIAL STATEMENTS

(1) Description of the Plan

The following description of the Airgas, Inc. Deferred Compensation Plan II (the “Plan”) provides general information only. Participants should refer to the Plan document for more complete information.

General

On May 23, 2006, the Board of Directors of Airgas, Inc. approved the Airgas, Inc. Deferred Compensation Plan II, effective July 1, 2006. The purpose of the Plan is to permit non-employee directors and a select group of highly compensated employees of Airgas, Inc. and its subsidiaries (the “Company”) to defer the receipt of compensation for personal income tax purposes that would otherwise become payable to them. It is intended that the Plan, by providing this deferral opportunity, will assist the Company in retaining and attracting individuals of exceptional ability by providing them with this benefit.

The Governance and Compensation Committee (the “Committee”) of the Board of Directors serves as the Plan Administrator. At its sole discretion, the Committee may, at any time, partially or completely terminate the Plan.

Participation and Deferrals

Plan participation is limited to non-employee directors and those key employees who are designated by the Committee as eligible to participate in the Plan. The Plan permits the deferral of up to 75% of the participant's salary, and up to 100% of the participant's bonus or director's fee. Participant deferrals are credited to a book account and are deemed invested in notional investment funds selected by the participant from a family of funds under the Plan, one of which tracks the Company's common stock. Investment gains and losses are credited or charged to a participant's account based on earnings or losses in the selected valuation funds. Participant deferrals and net notional investment gains or losses that are credited or charged to a participant's account are fully vested. However, participant deferrals are not protected from investment risk in the notional funds.

Distributions

Amounts credited to a participant's account will be payable upon the earlier of a Specified Date (as defined below), or the participant's separation from service (either as an employee or as a non-employee director). Separation from service means a participant's termination of employment or service as a non-employee director with the Company, including the death of a participant. A participant may elect, at the beginning of each calendar year, to designate a distribution date (the “Specified Date”) with respect to his or her deferrals for such plan year. The Specified Date must be no earlier than during the third year following the year in which the deferrals designated for distribution were credited to the participant's account. A participant may choose benefit payments in either a lump sum or annual, quarterly or monthly installments for between two and fifteen years. A participant may change the timing of his or her distributions. However, the change must be made at least one year prior to the date the distribution was to begin and the added period of deferral must be at least five years after the date the deferral was to be distributed. Distributions to participants are payable in cash.

A participant who suffers a severe financial hardship due to an unforeseeable emergency may request a hardship withdrawal from the Plan. The Committee has complete discretion to determine whether to permit any such hardship withdrawal. The amount of any hardship withdrawal may not exceed the amount that the Committee determines to be necessary to alleviate the hardship (plus an amount necessary to pay any taxes applicable to the distribution).

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II

NOTES TO FINANCIAL STATEMENTS (continued)

Trust

The Plan is an unfunded plan. The obligation to make benefit payments under the Plan is solely an obligation of the Company. However, the Company may establish one or more trusts to assist in the payment of benefits. The Company has established a trust (the “Trust”) for the Plan, in which the Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee. Although the Company maintains the Trust to accumulate certain assets to assist the Company in meeting its obligations under the Plan, the Plan has no investments of its own. The sole asset of the Plan is a receivable from the Company in an amount equal to the sum of all participants' account balances. Plan participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of the Company. Assets held by the Trust are available to the Company's general creditors in the event of insolvency of the Company.

As of December 31, 2011, the Trust assets were primarily invested in various mutual funds of Vanguard and a fund based on the common stock of Airgas, Inc. All investments of the Trust are carried at fair value. The weighted average cost of specific investments sold by the Trust is used to compute realized gains and losses.

(2) Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and changes in Plan equity. Actual results could differ from those estimates.

Receivable from the Company

The Plan is unfunded with benefits paid solely out of the general assets of the Company. The Plan records a receivable from the Company equal to the sum of all participants' account balances. The carrying value of the receivable approximates fair value.

Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by the Company. Any brokerage fees for the purchase of shares on behalf of Plan participants are paid by the Company.

Risk and Uncertainties

The amount of the Plan's receivable from Airgas, Inc. is based on the performance of the notional investment securities, which consist of the Vanguard mutual funds and the Airgas, Inc. common stock fund. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

AIRGAS, INC.
DEFERRED COMPENSATION PLAN II

NOTES TO FINANCIAL STATEMENTS (continued)

(3) Federal Income Tax

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code and is not subject to federal income tax. Accordingly, a participant will not incur federal income tax liability when (1) compensation is deferred pursuant to the Plan, (2) notional investment gains or losses are credited or charged to a participant's account, or (3) dividends are credited to a participant's account. Rather, a participant will incur federal income tax liability for such contributions and income only when distributions are made to a participant.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AIRGAS, INC. DEFERRED COMPENSATION PLAN II
(Name of Plan)

BY: Governance and Compensation Committee
of the Airgas, Inc. Board of Directors
as Plan Administrator

/s/ James W. Hovey
__________________________________
James W. Hovey

/s/ Paula A. Sneed
__________________________________
Paula A. Sneed

/s/ David M. Stout
__________________________________
David M. Stout

/s/ Lee M. Thomas
__________________________________
Lee M. Thomas

DATED: March 30, 2012

EXHIBIT INDEX

Exhibit

23        Consent of Independent Registered Public Accounting Firm